Exhibit 99.1

XUNLEI ANNOUNCES CHANGES IN BOARD OF DIRECTORS

SHENZHEN, China, November 25, 2016 – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading cloud-based acceleration technology company in China, today announced the appointment of Mr. Tao Zou as a director of the Company and the resignation of Dr. Hongjiang Zhang as a director of the Company, due to his intended retirement, effective December 1, 2016.

Mr. Tao Zou has been appointed as a director of the Company, replacing Dr. Zhang, effective December 1, 2016. Mr. Zou, who has worked at Kingsoft Corporation Limited (“Kingsoft”) and its subsidiaries for approximately twenty years, is currently an executive director and senior vice president of Kingsoft as well as the chief executive officer and a director of Seasun Holdings Limited, a subsidiary of Kingsoft. Mr. Zou has also been appointed as the chief executive officer of Kingsoft, effective December 1, 2016 and a director of certain subsidiaries of Kingsoft, such as Cheetah Mobile Inc. and Kingsoft Cloud Holdings, effective December 1, 2016. He graduated from Tianjin Nankai University in 1997.

“We would like to thank Dr. Zhang for his valuable dedication and outstanding contributions over these years. We wish him the very best in all his future endeavors. We would also like to express our warmest welcome to Mr. Zou. We believe that Mr. Zou’s experience and industry expertise will bring significant value to Xunlei” said Mr. Sean Shenglong Zou, Chairman and Chief Executive Officer of Xunlei.

About Xunlei

Xunlei Limited (“Xunlei”) is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users’ digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations, as well as the Company’s strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the Internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

CONTACT: IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 26035888 – 8893

Website: http://ir.xunlei.com